10411 Motor City Drive, Suite 650

Bethesda, MD 20817

T: 301.767.2810

F: 301.767.2811

www.technestinc.com

December 21, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Russell Mancuso
Tim Buchmiller
Louis Rambo

RE:	Technest Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-177821)
Response to Comment Letter dated December 1, 2011

Dear Mr. Mancuso, Mr. Buchmiller and Mr. Rambo:

We are filing this supplemental information via EDGAR on behalf of Technest Holdings, Inc. (the “Company”), in response to the December 1, 2011 comment letter (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and subsequent telephonic conferences with the Staff on December 15, 2011 regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”) originally filed with the Commission on November 8, 2011.

On behalf of the Company, we have filed via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”).  We have incorporated the text of the comments in the Comment Letter into this response letter in the paragraphs below for convenience.  Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of Amendment No. 1.  We are submitting this letter via EDGAR and a courtesy package of this letter, Amendment No. 1 and a version that is marked to show changes to the Registration Statement is being sent to the Staff in the traditional non-EDGAR format.

Securities and Exchange Commission

December 21, 2011

Staff Comments and Company Responses

Prospectus Summary, page 1

1. Please revise your summary to highlight your history of net losses, accumulated deficit and the going concern language in your auditor’s report.

Response:  The Company respectfully acknowledges the Staff’s comment and in response thereto, has revised the prospectus summary on Page 1 of Amendment No. 1 to highlight the Company’s history of net losses, accumulated deficit and the going concern language in the report of the Company’s auditors.

2. Please include a discussion of the likelihood that the company will ever receive, or will ever need, the full amount of proceeds available under the equity purchase agreement.  Disclose the number of shares you could issue to receive the maximum investment amount under the equity line based upon the current price of your common stock. If you are unlikely to receive the full $5 million, explain how you chose the particular dollar amount.

Response:  The Company respectfully acknowledges the Staff’s comment and, in response thereto, has provided the requested disclosure in Amendment No. 1.  Specifically, the Company has added the disclosure on Pages 1 and 2 of Amendment No. 1 to include a discussion of the likelihood that the full amount of proceeds available under the equity purchase agreement will be required, the number of additional shares that would need to be issued at the current market price of the Company’s common stock to receive the full available proceeds, the factors that could cause that number to fluctuate and the potential dilution to our stockholders.

The Offering, page 5

3. Please reconcile the last sentence of the penultimate paragraph on page 5 with the last two lines of section 2.2(c) of exhibit 10.29.

Response:  The Company respectfully acknowledges the Staff’s comment and, in response thereto, has revised the penultimate paragraph on page 5 of Amendment No. 1 to clarify the disclosure of the implications of the bid price falling below the Floor Price for any two trading days during the Valuation Period.

Technest’s controlling stockholder, page 15

4. We note your disclosure that Mr. Hicks, an affiliate of Southridge Partners, along with Mr. Wadekar, your Chief Executive Officer, possess “significant influence over your affairs.” We also note your disclosure on page 59 regarding the positions your director Mr. Sargent holds at Southridge. Please provide us with your analysis as to whether Southridge Partners is an affiliate of the company. For purposes of your analysis, please disregard the ownership limitation in section 7.2(h) of exhibit 10.29.

Securities and Exchange Commission

December 21, 2011

Please include in your analysis the control that Southridge has over the company, including any control relationship that may result from its ability to sell a sufficient number of shares into the market to effect control of the company.

Response:  The Company respectfully acknowledges the Staff’s comment and in response, indicates that it does not believe that Southridge Partners is an “affiliate” of the Company within the meaning of the Securities Act of 1933, as amended and the rules promulgated thereunder or the Exchange Act of 1934, as amended and the rules promulgated thereunder.  As you are aware, under the Commission’s rules, an “affiliate” is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the person specified and “control” is the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.  An individual or entity’s status as an “affiliate” is a fact specific inquiry which must be determined by considering all relevant facts, however the Commission has indicated that an individual’s status as an officer, director or 10% shareholder is one fact which must be taken into consideration in such inquiry (See American-Standard SEC No-Action Letter (October 11, 1972).

Southridge Partners is not a 10% shareholder, and when viewed in light of all relevant facts, does not have the power to direct the management and policies of the Company by virtue of its share ownership.  Southridge Partners, together with all related individuals and entities own 9.2% of the Company’s outstanding common stock and does not have the ability to direct or cause the direction of the management and policies of the Company as a result of their share ownership because the Company has other significant stockholders.  For example, Shekhar G. Wadekar, the Company’s chief executive officer, holds 21.61% of the Company’s voting securities, and shareholders have significant holdings, including Harold Lance Evans (8.73%) and Suren Dutia (4.16%).  Therefore Southridge can be outvoted on any matter presented to the Company’s stockholders.

In addition, Southridge Partners does not have the ability to appoint a director, and when viewed in light of all relevant facts, does not have the power to direct the management and policies of the Company by virtue of a seat on the board of directors.  While Mr. Sargent is a director of the Company and also an employee of Southridge, he serves as a director as an appointee of the Company prior to its acquisition of AccelPath LLC pursuant to Section 5.3 of that certain Unit Purchase Agreement filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on January 14, 2011.  Under that agreement, Mr. Sargent will no longer be entitled to serve as a director after January 15, 2012 and he is assigned certain specific responsibilities.  Moreover, Mr. Sargent is only one of four directors.  The other three directors are Shekhar G. Wadekar, Suren G. Dutia and F. Howard Schneider, Ph.D., none of whom are employees or otherwise affiliated with Southridge.  Thus, Mr. Sargent’s influence, and that of Southridge, were it to direct Mr. Sargent’s positions on certain issues at the board level, is necessarily limited.  Therefore, given his limited tenure and responsibilities and that he is only one of four directors, Mr. Sargent’s ability to direct the management and policies of the Company is limited.  Furthermore, since he does not serve at the direction of Southridge and may be removed at any time after January 15, 2012 at the request of AccelPath LLC, Mr. Sargent’s position as a director does not provide Southridge Partners with the ability now, or in the future, to direct the management and policies of the Company.

As a result of the above facts, since Southridge is not a 10% stockholder, other stockholders exist who hold far more shares than Southridge, Mr. Sargent is only one director of four and Southridge does not have the ability to appoint a director, Southridge does not have the power to direct the management and

Securities and Exchange Commission

December 21, 2011

policies of the Company.  As such, it is the Company’s position that Southridge is not an “affiliate” of the Company.

The Company may not have access to the full amount, page 18

5. Please expand your risk factor disclosure to address the risks associated with the equity purchase agreement, including the likelihood that you will have access to the full amount available under the equity line. In addition to addressing your registration requirements, specifically address the limitations in the purchase agreement on your ability to sell shares to Southridge Partners.

Response:  The Company respectfully acknowledges the Staff’s comment and, in response thereto, has expanded the risk factor on pages 17 and 18 of Amendment No. 1 as requested by the Staff to include limits on our ability to register additional shares and contractual limitations on our ability to draw down the full amount available under the Equity Purchase Agreement.

Plan of Distribution, page 58

6. Please reconcile the disclosure throughout this section that any of the selling security holder’s pledgees, donees, assignees and other successors-in interest may sell the securities with section 10.3 of the Purchase Agreement that Southridge Partners is not permitted to assign its rights and obligations.

Response:  The Company respectfully acknowledges the Staff’s comment and, in response thereto, submits to the staff that while Section 10.3 of the Equity Purchase Agreement prohibits Southridge from assigning its rights and obligations thereunder to entities other than its successors, Southridge may nonetheless freely pledge, donate, assign or otherwise transfer the shares of the Company’s common stock that it acquires under the Equity Purchase Agreement.  The Company has revised the statement on pages 59 and 60 of Amendment No. 1 to clarify this distinction.

7. Please reconcile the first paragraph on page 58 that the selling security holder may engage in short selling with section 5.2 of exhibit 10.29.

Response:  The Company respectfully acknowledges the Staff’s comment and, in response thereto, has revised the first paragraph on page 60 of Amendment No. 1 to clarify that while short selling is generally prohibited by the Equity Purchase Agreement, after delivery of a Put Notice, the Selling Security Holder may, to the extent permitted by law, engage in sales of common stock that they reasonably expect to purchase in connection with such Put Notice.

Securities and Exchange Commission

December 21, 2011

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Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions regarding the Amendment No. 1 or this response letter to me at (540) 207-3057, Marc Recht at (617) 937-2316 or Joshua Rottner at (617) 937-2338.

Sincerely,

Suzette R. O’Connor

General Counsel